April 18, 2011

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                    Assistant Director

Re:       Internal Fixation Systems, Inc.
Registration Statement on Form S-1
Filed March 31, 2011
File No. 333-17008

Dear Ms. Ravitz:

Thank you for your April 15, 2011 letter regarding Internal Fixation Systems, Inc. (“IFS” or the “Company”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Results of Operation, page 24

1.
 We note in your fiscal 2010 operating expense analysis that certain expense amounts referenced herein do not agree with the equivalent line item amounts presented in you 2010 Statement of Operations.  For example, non-officer compensation and related expenses of $56,735; other expenses of $56,735; other expenses of 41,798 and travel, nmeals and entertainment of $18,336.  Please reconcile and explain any differences between the amounts disclosed herein and those in your 2010 Statement of Operations and revise the filing as necessary to correct any incorrect disclosures.

Response:  Complied with.  Language was revised and numbers were reconciled to the 2010 Statement of Operations.

2.
We see your disclosures on page 24 that “Overall costs incurred (a $195,597 overall increase) that are considered in the weighted average inventory valuation method are labor costs ($59,681 increase), rent ($15,000 increase), raw material purchases ($51,329 increase), insurance ($8,556 increase), depreciation and amortization ($50,250 increase), drawing fees ($5,550 increase), repairs and maintenance ($6,074 increase) and property taxes ($837 decrease) contributing to the overall increase in screw inventory to $690,018 at December 31, 2010 as compared to $337,049 at December 31, 2009 ($352,969 increase).  Please tell us and revise the filing to clarify the reason for and the significance of the referenced disclosures.  Also, in your response please reconcile the amounts referenced above to those in your 2010 Statement of Operations, December 31, 2010 Balance Sheet or notes to your financial statements, as applicable.

Response:  Complied with.  We have revised the language and numbers were reconciled to the 2010 Statement of Operations, the 2010 Balance Sheet and Notes to the Financials.

Liquidity and Capital Resources, page 25

3.
 We note that certain amounts in your disclosures related to outstanding debt at December 31, 2010, including amounts in the accompanying table herein and elsewhere throughout the filing that discloses the components of the principle amount of $1,188,294 worth of your debt outstanding at December 31, 2010, do not readily agree with debt amounts presented in your December 31, 2010 Balance Sheet.  For example, we note the related party notes described in your discussion, including the $100,000 CEO note, the $129,306 Star Medical balance and the remaining CEO debt balance of $97,488 total $326,794 but the balance of loans and note payable to related parties presented in your December 31, 2010 Balance sheet is $279,308.  Please reconcile and explain the referenced differences and revise the filing as necessary to correct and incorrect disclosures.

Response:  Complied with.  Please note the discrepancy in amounts is due to a loan discount that is reflected in the financial statements.  We have added clarifying language to the disclosure..

Selling Security Holders, Page 25

4.
We note your responses to prior comments 7 and 8.  However, it is unclear whether Mr. Neal Moskowitz received 40,000 shares or 100,000 shares.  Refer to section 3 of the consulting agreement which states that Mr. Moskowitz would receive shares at $.20 per share rather than $.50 per share.  In addition, we note that the warrant for 50,000 shares was issued in the names of both Neal and Larry Moskowitz.  Please advise and, as necessary, revise your disclosure to reconcile.  In this regard, note that the second column of the selling shareholder table should accurately reflect the shares held by Neal Moskowitz and the Moskowitz children before the offering.

Response:  Complied with.  We mistakenly filed an earlier draft of the Consulting Agreement and have now filed the correct version along with a letter from Mr. Moskowitz that confirms the share value to be used and directs the company as to how and in whose names the shares were to be issued.

Certain Relationships and Related Transactions, page 37

5.
Refer to your revisions in response to prior comment 17.  Please tell us why you have not disclosed the bonuses referenced in this section in the executive compensation table on page 38 to disclose the date(s) on which the advances to Chris Endara, Matt Endara and Ken West were made.

Response:  Complied with. Please note the bonuses had been included in the salary.  We revised the compensation table on page 31 to separately categorize the bonuses and have included the date of the advances on page 38.

Experts, page 41

6.
We note Mallah Furman& Company, P.A. audited your 2009 financial statements and Goldstein Schechter Koch P.A. audited your fiscal 2010 financial statements.  Since you changed auditing firms, please revise the filing to include all disclosures required by Item 304 of Regulation S-K.

Response:  Complied with.  We have added the requested language.

Oral Comments

7.	Reference to registered representatives should be deleted from cover page.

Response:  Complied with.

8.	Industry Data, page 16

Response:  The Freedonia Report is the latest available information available to the company at a reasonable cost.  Older data has been removed.

9.	Please update the holders of record and other information throughout the Registration Statement.

Response: We have updated information throughout the Registration Statement

10.	Please provide a revised legal opinion

Response: Complied with.. We have provided a revised legal opinion.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures
cc:  Internal Fixation Systems, Inc.